

Mail Stop 4561

July 26, 2017

Robynne Sisco
Chief Financial Officer
Workday, Inc.
6230 Stoneridge Mall Road
Pleasanton, CA 94588

> **Re: Workday, Inc.**
> **Form 10-K for the year ended January 31, 2017**
> **Filed March 20, 2017**
> **Form 10-Q for the quarter ended April 30, 2017**
> **Filed June 2, 2017**
> **Form 8-K furnished June 1, 2017**
> **File No. 001-35680**

Dear Ms. Sisco:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the quarter ended April 30, 2017

Note 2. Accounting Standards and Significant Accounting Policies

Revenue Recognition, page 10

1.   We note that prior to the adoption of ASC 606, you capitalized direct sales commissions when they could be associated specifically with non-cancelable subscription contracts, and now, you capitalize all incremental sales commissions. Please describe the additional commission fees that you are now capitalizing, and tell us how you determined that these are incremental costs of obtaining a contract. Refer to ASC 340-40-25-2.

2.   We note you amortize your commission costs over a period of benefit that you have
        determined to be five years while your subscription contracts are generally three years or
        longer. Please help us understand how you determined that five years was the
        appropriate period of benefit. In this regard, tell us how you considered renewals. Please
        clarify whether additional sales commissions are paid upon contract renewal and, if so,
        whether such amounts are commensurate with the initial commissions. Please also
        reconcile your considerations to your disclosure on page 46 that your ability to predict
        renewals is limited. Refer to ASC 340-40-35-1.

Form 8-K furnished June 1, 2017

3.   Please disclose how you calculated the tax effects of your non-GAAP Net Income (Loss)
        adjustments and tell us how you determined that such calculations are consistent with the
        guidance in Question 102.11 of the Non-GAAP C&DIs. In this regard, your tax
        adjustment should include current and deferred income tax expense commensurate with
        your non-GAAP measure of profitability.

        We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

        You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or me at (202)
551-3499 with any questions.

                                        Sincerely,

                                        /s/ Kathleen Collins

                                        Kathleen Collins
                                        Accounting Branch Chief
                                        Office of Information Technologies
                                        and Services

cc: Jim Shaughnessy, Senior Vice President, General Counsel and Secretary
    Jeffrey Vetter, Legal Counsel, Fenwick & West